================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 27

                BURLINGTON RESOURCES COAL SEAM GAS ROYALTY TRUST
                                (NAME OF ISSUER)

                          UNITS OF BENEFICIAL INTEREST
                         (TITLE OF CLASS OF SECURITIES)

                                   122016 10 8
                                 (CUSIP NUMBER)

                                C. N. O'SULLIVAN
                                910 TRAVIS STREET
                                   SUITE 2150
                              HOUSTON, TEXAS 77002
                                 (713) 759-2030

                                 WITH A COPY TO:
                                BRIAN D. BARNARD
                              HAYNES AND BOONE, LLP
                                 201 MAIN STREET
                                   SUITE 2200
                             FORT WORTH, TEXAS 76132
                                 (817) 347-6600
          (NAME, ADDRESSES AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                DECEMBER 31, 1998
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


================================================================================

2

                                SCHEDULE 13D

CUSIP No. 122016 10 8                                                                 Page    2    of    21    Pages
                                                                                           -------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
                    San Juan Partners, L.L.C.
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
                    AF, BK
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
                    Texas
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0 Units
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,867,968 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0 Units
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 66.68%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 OO
----------------------------------------------------------------------------------------------------------------------

3

================================================================================
                                 SCHEDULE 13D

 CUSIP No. 122016 10 8                                                                 Page    3    of    21    Pages
                                                                                            -------    --------
-----------------------------------------------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
               EnCap Energy Capital Fund III, L.P.
-----------------------------------------------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
      2                                                                                                        (b)  [ ]

-----------------------------------------------------------------------------------------------------------------------
             SEC USE ONLY
      3

-----------------------------------------------------------------------------------------------------------------------
             SOURCE OF FUNDS (See Instructions)
      4
               WC
-----------------------------------------------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
      5

-----------------------------------------------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
      6
               Texas
-----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   ------------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,867,968 Units
          OWNED BY                 ------------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   ------------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,867,968 Units
-----------------------------------------------------------------------------------------------------------------------
                               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              11

                                  5,867,968 Units
-----------------------------------------------------------------------------------------------------------------------
                               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
              12

-----------------------------------------------------------------------------------------------------------------------
                               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              13

                                  66.68%
-----------------------------------------------------------------------------------------------------------------------
                               TYPE OF REPORTING PERSON*
              14
                                  PN
-----------------------------------------------------------------------------------------------------------------------

4

                                  SCHEDULE 13D

CUSIP No. 122016 10 8                                                                 Page    4    of    21    Pages
                                                                                           -------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              EnCap Energy Acquisition III-B, Inc.
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              WC
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              Texas
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,867,968 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 66.68%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 CO
----------------------------------------------------------------------------------------------------------------------

5

                                    SCHEDULE 13D

CUSIP No. 122016 10 8                                                                 Page    5    of    21    Pages
                                                                                           -------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              ECIC Corporation
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              WC
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              Texas
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,867,968 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 66.68%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 CO
----------------------------------------------------------------------------------------------------------------------

6

                                  SCHEDULE 13D

CUSIP No. 122016 10 8                                                                 Page    6    of    21    Pages
                                                                                           -------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              BOCP Energy Partners, L.P.
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              WC
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              Texas
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                        5,867,968 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                           0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                            5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 66.68%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 PN
----------------------------------------------------------------------------------------------------------------------

7

                                  SCHEDULE 13D

CUSIP No. 122016 10 8                                                                 Page    7    of    21    Pages

                                                                                         -------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              First Union Investors, Inc.
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
                                                                                                              (b)  [ ]
     2
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              WC
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              North Carolina
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,867,968 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 66.68%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 CO
----------------------------------------------------------------------------------------------------------------------

8

                                  SCHEDULE 13D

CUSIP No. 122016 10 8                                                                 Page    8    of    21    Pages
                                                                                           -------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              Andover Group, Inc.
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              WC
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              Texas
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,867,968 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 66.68%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 CO
----------------------------------------------------------------------------------------------------------------------

9

                                  SCHEDULE 13D

CUSIP No. 122016 10 8                                                                 Page    9    of    21    Pages
                                                                                           -------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              Charles T. McCord III
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              PF
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              United States
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,867,968 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 66.68%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 IN
----------------------------------------------------------------------------------------------------------------------

10

                                  SCHEDULE 13D

CUSIP No. 122016 10 8                                                                Page    10    of    21    Pages
                                                                                          --------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              O'Sullivan Oil & Gas Company, Inc.
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              WC
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              Texas
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,867,968 Units
          OWNED BY                 -----------------------------------------------------------------------------------

            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 66.68%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 CO
----------------------------------------------------------------------------------------------------------------------

11

                                  SCHEDULE 13D

CUSIP No. 122016 10 8                                                                Page    11    of    21    Pages
                                                                                          --------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              Christopher P. Scully
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              PF
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              United States
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,867,968 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 66.68%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 IN
----------------------------------------------------------------------------------------------------------------------

12

                                  SCHEDULE 13D

CUSIP No. 122016 10 8                                                                Page    12    of    21    Pages
                                                                                          --------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              Scott W. Smith Funding, L.L.C.
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              WC
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              Texas
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                        5,867,968 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                            5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 66.68%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 OO
----------------------------------------------------------------------------------------------------------------------

13

                                  SCHEDULE 13D

CUSIP No. 122016 10 8                                                                Page    13    of    21    Pages
                                                                                          --------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              John V. Whiting
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              PF
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              United States
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,867,968 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 66.68%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 IN
----------------------------------------------------------------------------------------------------------------------

14


         This Amendment No. 27 amends the Statement on Schedule 13D of San Juan Partners, L.L.C., a Texas limited liability company (the "Purchaser"), and EnCap Energy Capital Fund III, L.P., a Texas limited partnership ("EnCap Energy"), EnCap Energy Acquisition III-B, Inc., a Texas corporation ("EnCap B"), ECIC Corporation, a Texas corporation ("ECIC"), BOCP Energy Partners, L.P., a Texas limited partnership ("BOCP"), First Union Investors, Inc. a North Carolina corporation ("First Union Investors"), Andover Group, Inc., a Texas corporation ("Andover"), Charles T. McCord III, O'Sullivan Oil & Gas Company, Inc., a Texas corporation ("O'Sullivan Oil"), Christopher P. Scully, Scott W. Smith Funding, L.L.C., a Texas limited liability company ("Smith Funding"), and John V. Whiting (EnCap Energy, EnCap B, ECIC, BOCP, First Union Investors, Andover, McCord, O'Sullivan Oil, Scully, Smith Funding and Whiting collectively referred to herein as "Parents") with respect to Units of Beneficial Interest (the "Units") of Burlington Resources Coal Seam Gas Royalty Trust, a Delaware business trust (the "Trust").


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended as follows:

         On December 31, 1998, contemporaneously with the closing of the transactions contemplated under the Purchase Agreement described in Item 6 hereof, Purchaser amended its Advancing Term Credit Agreement (the "Advancing Term Credit Agreement") dated January 15, 1998 by entering into that certain Third Amendment to Loan Agreement (the "Third Amendment") with Bank One, Texas, N.A. (the "Lender"). The principal modification set forth in the Third Amendment is to amend the maximum amount the Lender will lend to the Purchaser to be equal to the lesser of $26,500,000 or the Borrowing Base; the Borrowing Base is an amount equal to the lesser of (i) 50% of the current market price of the Units times the number of Units owned by Purchaser, or (ii) $4.37 times the number of Units owned by Purchaser (provided that such $4.37 amount shall be reduced by $.12 at the end of each fiscal quarter beginning December 31, 1998).

         Also, contemporaneously with the closing of the transactions contemplated under the Purchase Agreement described in Item 6 hereof, Purchaser amended its Advancing Term Credit Agreement by entering into that certain Fourth Amendment to Loan Agreement (the "Fourth Amendment") with Lender. The principal modification set forth in the Fourth Amendment is to provide that (i) Lender's security interest in the Units owned by Purchaser shall not secure any of the indebtedness or obligations under that certain Term Credit Agreement dated as of December 31, 1998 (the "Term Credit Agreement") described in Item 6 below, executed by and between Purchaser and Lender, and (ii) in the event of a default under the Advancing Term Credit Agreement or the Term Credit Agreement (which as a result of cross-default provisions contained therein would constitute an event of default under both agreements) then any funds collected by Lender thereafter shall first be applied to the repayment of the indebtedness under the Advancing Term Credit Agreement and then to the repayment of the indebtedness under the Term Credit Agreement. Conforming amendments were also executed with respect to each of the Pledge of Deposit Account, Security Agreement and Pledge of Trust Units and Pledge of Brokerage Accounts, which secure the indebtedness under the Advancing Term Credit Agreement, to reflect that the Lender's security interest in the Units owned by Purchaser shall not secure any of the indebtedness or obligations under the Term Credit Agreement.


ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is amended as follows:

         On December 28, 1998, a meeting of the Unitholders (the "Unitholder Meeting"), which had been called by Purchaser pursuant to the terms of that certain Purchase Agreement dated October 21, 1998 between the Purchaser and Burlington Resources Oil & Gas Company ("BROG") described in Item 6 hereof, was held for

15


the purpose of voting on the Termination Proposal (as defined in the Information Statement dated December 7, 1998 and defined below), which contemplates, among other things, the termination of the Trust. The Termination Proposal provided in addition to the proposal to terminate the Trust, that in connection with the closing of the Purchase Agreement and as a result of the termination of the Trust, the following events would occur: (i) the Gas Contract (defined below) would be terminated as described in Item 6 herein, (ii) the Gathering Agreement (defined below) would be amended as described Item 6 herein, (iii) BROG and Burlington Resources, Inc. ("BRI") would assign their rights and obligations under the Trust Agreement of the Trust (the "Trust Agreement") and the Administrative Services Agreement (defined below) to Purchaser, and Purchaser would assume such rights and obligations, and (iv) the obligations of BRI under the Trust Agreement and the Administrative Services Agreement (other than the obligations relating to the winding up of the Trust and any such obligations which by their express terms survive the termination of the Trust) would terminate and BRI would be released therefrom (the proposal to terminate the Trust and the events described in clauses (i) through (iv) above being referred to herein as the "Termination Proposal"). In connection with the Unitholder Meeting, an information statement was filed and mailed pursuant to the written information statement requirements under Rule 14c-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         At the Unitholder Meeting, the Termination Proposal was approved by the requisite vote of the Unitholders. Pursuant to the Trust Agreement, the affirmative vote of holders of not less than 66 2/3% of the outstanding Units was required in order to approve a proposal to terminate the Trust. At the Unitholder Meeting, the Purchaser voted all Units owned by it or over which it had voting control at such time, which constituted in excess of 66 2/3% of the outstanding Units, in favor of the Termination Proposal. As a result of the Unitholder Meeting, the Purchaser understands that the Trustee will commence the Trust liquidation process in accordance with the terms of the Trust Agreement, and the Trust will continue until all of the affairs of the Trust are liquidated and wound up in accordance with Article IX of the Trust Agreement.

         On December 31, 1998, following the Unitholder Meeting, Purchaser and BROG consummated the transactions contemplated by the Purchase Agreement. Among the other properties, rights and obligations acquired, the Purchaser acquired under the Trust Agreement BROG's rights (i) pursuant to Section 9.03(c) thereof, to make a written cash offer to purchase the Remaining Royalty Interests (as defined in the Trust Agreement) owned by the Trust before the sixtieth day following the Unitholder Meeting, and (ii) pursuant to Section 9.03(e) thereof, to bid for the purchase of the Remaining Royalty Interests under the general bidding procedure provided therein and/or to purchase the Remaining Royalty Interests for a cash purchase price equal to 105% of the highest offer received by the Trustee for such interests. See Item 6 - "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer."

         By letter dated January 4, 1999, Purchaser waived its right to offer or bid to purchase the Remaining Royalty Interests through the exercise of the rights under Section 9.03(c) of the Trust Agreement acquired from BROG as described in the preceding paragraph. Whether the Purchaser will offer or bid under Section 9.03(e), and if so, be successful, will be dependent on a number of factors, including the price and terms of the offers or bids received from any third party bidders. For these reasons, no assurances can be given that the Purchaser will offer or bid, and if so, be successful in its efforts, to acquire the Remaining Royalty Interests. In the event that the Purchaser is unsuccessful in acquiring the Remaining Royalty Interests and the Remaining Royalty Interests are sold to a third party, then the leases subject thereto will continue to be burdened by the Remaining Royalty Interests pursuant to the terms of that certain Net Profits Interest Conveyance dated effective May 1, 1993, from Meridian Oil Production Inc. to the Trust (the "Net Profits Conveyance"). However, in the event that the Purchaser is successful in acquiring the Remaining Royalty Interests, it is anticipated that the Purchaser would seek to merge its title in and to the Remaining Royalty Interests into its title in the leasehold interests acquired from BROG under the Purchase

16


Agreement, so that the Remaining Royalty Interests would terminate and the leasehold interests would no longer be burdened thereby. As owner of leasehold and related interests in the Fruitland coal formation underlying the Northeast Blanco Unit in San Juan and Arriba Counties, New Mexico, the Purchaser would have rights to consent to and participate in decisions concerning future exploration, development and exploitation of such interests to the extent of its interests therein as well as monetize any Section 29 tax credits attributable to its working interest. Following any merger of title of the Remaining Royalty Interests and such leasehold interests, Purchaser may elect to sell such combined interests, or the Purchaser may elect to retain such combined interests for its own account. See Item 6 - "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer."

         In addition to contemplating the exercise of its rights under the properties, assets and rights acquired from BROG and BRI as described above, Purchaser may alternatively sell or transfer all or a portion of such properties, assets and rights, together with its rights to certain or all of the Units owned by Purchaser, to a third party or parties. No definitive agreements or arrangements have been entered into with regard to any such sale or transfer.

         The affirmative vote to terminate the Trust which occurred at the Unitholder Meeting may be expected to have the effect of adversely affecting the liquidity and market value of the Units held by the public. Following such vote but prior to the complete liquidation of the Trust, the Units may be delisted by the New York Stock Exchange ("NYSE"), and the registration of the Units under the Exchange Act, may be terminated. Following the completion of a liquidation of the Trust, the Units shall be delisted from the NYSE and deregistered under the Exchange Act if they have not yet been so delisted and deregistered as of such time.

         Except as provided herein and in Item 6 below, the Purchaser has no present plans or proposals (i) to vote its Units for the removal of either the Trustee or the Delaware Trustee, (ii) to change the distributions of the Trust, or (iii) that relate to or that would result in any of the other actions specified in clauses (a) through (j) of Item 4 of Schedule 13D promulgated under the Exchange Act.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended as follows:

         On December 31, 1998 (the "Closing Date"), Purchaser, BRI and BROG consummated (the "Closing") the transactions contemplated by that certain Purchase and Sale Agreement (the "Purchase Agreement") dated October 21, 1998. At the Closing and pursuant to the terms of the Purchase Agreement, BROG sold (or caused to be sold) and Purchaser purchased all of BROG's right, title and interest in and to (i) certain leases, leasehold interests and overriding royalty interests of BROG in and to the Fruitland coal formation in the Northeast Blanco Unit ("NEBU"), in San Juan and Rio Arriba Counties, New Mexico (the "Leases"); (ii) the wells, fixtures and equipment in connection with the Leases; (iii) that certain Northeast Blanco Unit Agreement dated July 16, 1951 (the "Unit Agreement") and that certain Unit Operating Agreement dated July 16, 1951, as amended on May 14, 1959 and January 24, 1991 (the "Unit Operating Agreement"), insofar as same cover the Fruitland coal formation; (iv) certain gas purchase contracts, product purchase and sale agreements, gas gathering agreements and gas processing agreements related to the Leases (to the extent they are assignable) including, but not limited to, that certain Gas Purchase Contract dated effective May 1, 1993, by and between Meridian Oil Trading Inc. and Meridian Oil Production Inc. (the "Gas Contract"); (v) any and all equipment leases and rental contracts related to the interests conveyed, to the extent assignable; (vi) the rights of BROG, if any, under the Trust Agreement to the extent assignable; and (vii) the rights of BROG, assignor, under that certain Net Profits Interest Conveyance (the "Net Profits Conveyance") dated effective

17


May 1, 1993 from Meridian Oil Production Inc. to the Burlington Resources Coal Seam Gas Royalty Trust (the "Trust") (collectively, the "Interests"). In addition, pursuant to the Purchase Agreement, Purchaser acquired (x) certain rights of BRI under the Trust Agreement and that certain Administrative Services Agreement dated effective May 1, 1993 by and between BRI and the Trust (the "Administrative Services Agreement") and (y) certain rights of Burlington Resources Trading Inc. ("BRTI") under that certain Gathering Agreement (defined herein), all as described below. The effective date of the conveyances consummated pursuant to the Purchase Agreement is July 1, 1998 (the "Effective Time").

         As consideration for the Interests purchased by Purchaser under the Purchase Agreement, Purchaser paid a purchase price of $20,093,704 cash. The Purchase Price was paid by Purchaser through the use of proceeds from borrowings under (i) that certain $14,500,000 Term Credit Agreement dated December 31, 1998 between Purchaser and Lender, and (ii) that certain $6,250,000 Senior Subordinated Bridge Note Purchase Agreement dated December 31, 1998 between Purchaser and First Union Investors. First Union Investors is a member of Purchaser and shares beneficial ownership, together with Purchaser and the other members of Purchaser, of 5,867,968 Units as reported herein.

         At the Closing, in addition to the consummation of the purchase and sale of the Interests, (i) Purchaser executed and BROG caused Burlington Resources Gathering Inc. ("BRGI"), as successor-in-interest to Meridian Oil Gathering Inc. ("MOGI") to execute and deliver an amendment to that certain Gas Gathering, Dehydrating and Treating Agreement dated May 3, 1990 between MOGI and BRTI as successor-in-interest to Meridian Oil Trading Inc. ("MOTI"), as previously amended (the "Gathering Agreement"), pursuant to which BRGI agrees to gather, dehydrate, treat and deliver up to 58,000 MCFD of Purchaser's gas for a specified fee (which fee shall escalate annually by one cent per Mcf up to a specified maximum beginning January 1, 1999) through at least December 31, 2007;
(ii) Purchaser executed, and BROG caused BRTI, as successor-in-interest to MOTI, to execute and deliver, an agreement pursuant to which the Gas Contract was terminated effective immediately following the Closing; and (iii) Purchaser executed and delivered and BROG caused BRTI to execute and deliver, an agreement whereby each time Purchaser receives a bona fide offer from a third party to purchase gas produced from the Interests for a term of greater than six months, BRTI shall have a right of first refusal for five business days to purchase such gas upon the same terms contained in such offer.

         In addition to the foregoing and pursuant to the Purchase Agreement, at Closing, BROG paid to Purchaser an amount equal to $508,609.36, which represents accumulated and undistributed proceeds of the Trust in accordance with the terms of the Trust Agreement.

         Pursuant to the Purchase Agreement, the Purchaser has further agreed under the Purchase Agreement, to the fullest extent permitted by law, to indemnify and hold BROG, BRI and certain of their related parties (the "Seller Parties") harmless from and against any and all claims attributable to or arising out of any claims or actions by or through any holder of any interest in the Trust in connection with the transactions contemplated by the Purchase Agreement or the termination or liquidation of the Trust as contemplated by the Purchase Agreement.

         In addition, the Purchaser has agreed under the Purchase Agreement, to the fullest extent permitted by law, to indemnify the Seller Parties from and against any loss, claim, damage or liability, joint or several, or any action in respect thereof, to which the Seller Parties become subject under the Exchange Act, insofar as such loss, claim, damage, liability or action arises out of or is based upon, (i) any actual or alleged untrue statement of a material fact contained in any preliminary or definitive proxy statement, information statement, other solicitation material or any other document filed by or on behalf of the Purchaser with the Securities and Exchange Commission (the "Commission"), or any other statement publicly made by or on behalf of the Purchaser in connection with the proposal by the Purchaser to terminate the

18


Trust or any actions taken by or behalf of the Purchaser after such termination, or (ii) the actual or alleged omission to state in any preliminary or definitive proxy statement, information statement, other solicitation material or any other document filed by or on behalf of the Purchaser with the Commission, or any other statement publicly made by or on behalf of the Purchaser in connection with the proposal by the Purchaser to terminate the Trust or any actions taken by or on behalf of the Purchaser after such termination, any material fact required to be stated therein or necessary to make the statements therein not misleading. The Purchaser, however, will not be liable to the extent that any such claim arises out of, or is based upon, (x) any fraudulent misrepresentation, gross negligence or willful misconduct of BROG or (y) any untrue statement or omission included in any such preliminary or definitive proxy statement, information statement or other solicitation material in reliance upon and in conformity with written information furnished to the Purchaser or the trustee of the Trust by or on behalf of BROG or any third party specifically for inclusion therein.

         If the indemnification described above is unavailable for any reason or is insufficient to hold harmless the Seller Parties in respect of any such loss, claim, damage or liability, or any action in respect thereof, then the Purchaser shall, in lieu of indemnifying the Seller Parties, contribute to the amount paid or payable by the Seller Parties as a result of such loss, claim, damage or liability, or action in respect thereof, in such proportion as appropriate to reflect the relative fault of the Purchaser with respect to the statements or omissions which resulted in such loss, claim, damage or liability, or action in respect thereof, as well as any other relevant equitable considerations. The relative fault shall be determined by reference to whether the actual or alleged untrue statement of a material fact or omission to state a material fact relates to information supplied by the Purchaser to the Seller Parties.

         A copy of the Purchase and Sale Agreement was filed as Exhibit 99(a)(18) to Amendment 26 to this Schedule 13D, and all references to the Purchase and Sale Agreement herein are qualified in their entirety by reference to such Purchase Agreement.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


                 (b)(3) Third Amendment to Loan Agreement, dated December 31, 1998, by and between San Juan Partners, L.L.C. and Bank One, Texas, N.A.

                 (b)(4) Fourth Amendment to Loan Agreement, dated December 31, 1998, by and between San Juan Partners, L.L.C. and Bank One, Texas, N.A.

19

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 1998               SAN JUAN PARTNERS, L.L.C.
     --------------------


                                     By: /s/ C. N. O'Sullivan
                                        ----------------------------------------
                                     Name:   C. N. O'Sullivan,
                                     Title:  President - O'Sullivan Oil & Gas
                                             Company, Inc., Manager


                                     ENCAP ENERGY CAPITAL FUND III, L.P.


                                     By: /s/ ROBERT L. ZORICH
                                        ----------------------------------------
                                     Name:   Robert L. Zorich
                                     Title:  Managing Director



                                     ENCAP ENERGY ACQUISITION III-B, INC.


                                     By: /s/ ROBERT L. ZORICH
                                        ----------------------------------------
                                     Name:   Robert L. Zorich
                                     Title:  Managing Director


                                     ECIC CORPORATION


                                     By: /s/ ROBERT L. ZORICH
                                        ----------------------------------------
                                     Name:   Robert L. Zorich
                                     Title:  Managing Director



                                     BOCP ENERGY PARTNERS, L.P.



                                     By: /s/ ROBERT L. ZORICH
                                        ----------------------------------------
                                     Name:   Robert L. Zorich
                                     Title:  Managing Director



                                     FIRST UNION INVESTORS, INC.


                                     By: /s/ Ted A. Gardner
                                        ----------------------------------------
                                     Name:   Ted A. Gardner
                                     Title:  Managing Partner

20

                                     ANDOVER GROUP, INC.



                                     By: /s/ A. John Knapp, Jr.
                                        ----------------------------------------
                                     Name:   A. John Knapp, Jr.
                                     Title:  President



                                     /s/ Charles T. McCord III
                                     -------------------------------------------
                                     Charles T. McCord III



                                     O'SULLIVAN OIL & GAS COMPANY, INC.



                                     By: /s/ C. N. O'Sullivan
                                        ----------------------------------------
                                     Name:   C. N. O'Sullivan
                                     Title:  President



                                     /s/ Christopher P. Scully
                                     -------------------------------------------
                                     Christopher P. Scully



                                     SCOTT W. SMITH FUNDING, L.L.C.



                                     By: /s/ Scott W. Smith
                                        ----------------------------------------
                                     Name:   Scott W. Smith
                                     Title:  Manager



                                     /s/ John V. Whiting
                                     -------------------------------------------
                                     John V. Whiting

21

                                 EXHIBIT INDEX




Exhibit
Number                    Description
-------                   -----------

99.(b)(3)                 Third Amendment to Loan Agreement, dated December 31,
                          1998, by and between San Juan Partners, L.L.C. and
                          Bank One, Texas, N.A.

99.(b)(4)                 Fourth Amendment to Loan Agreement, dated December 31,
                          1998, by and between San Juan Partners, L.L.C. and
                          Bank One, Texas, N.A.